January 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:      Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance

Re:          Opexa Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-185738

Ladies and Gentlemen:

We refer to the letter of Jeffrey Riedler, Assistant Director, dated January 9, 2013 which sets forth comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement on Form S-1 (the “Registration Statement”) of Opexa Therapeutics, Inc. (the “Company”) filed on December 28, 2012.  Please find our response to the Staff’s comments below.  For your convenience, we have copied the Staff’s comments immediately preceding our responses thereto.

General

1.
We note that pursuant to Section 8(b) and 10(c) of the $15,000,000 Purchase Agreement, Lincoln Park is not obligated to purchase shares of common stock put to it if the company has been delisted from the NASDAQ Capital Market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, NYSE MKT, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE ARCA or the OTC Bulletin Board. Such a condition is inappropriate, and this event of default should terminate the $15,000,000 Purchase Agreement rather than give rise to a condition to Lincoln Park’s obligation to purchase the common stock. Accordingly, please withdraw the registration statement, amend the $15,000,000 Purchase Agreement to eliminate this condition or revise the provision so that this event of default will cause the $15,000,000 Purchase Agreement to terminate in its entirety and register the amended equity line agreement on a new Form S-1.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
January 14, 2013

Response:

Pursuant to a telephone conversation on January 10, 2013 between our counsel, counsel to Lincoln Park Capital Fund, LLC (“Lincoln Park”) and Staff Attorney Karen Ubell, we respectfully submit the following response and request reconsideration by the Staff with respect to comment 1.

As a preliminary matter, we note that the conditions set forth in Section 8 of the $15,000,000 Purchase Agreement relate specifically to the initial closing of the transaction (i.e., the “Commencement” as such term is defined in the $15,000,000 Purchase Agreement), and not to any ongoing obligation of Lincoln Park to purchase any shares.  In short, Commencement is the time at which the Company may commence exercising puts under the $15,000,000 Purchase Agreement.  The preamble of Section 8 of the $15,000,000 Purchase Agreement specifically states: “The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions on or prior to the Commencement Date and, and once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred.”  (emphasis added)  As a result, the conditions set forth in Section 8, including Section 8(b), fall away once the “Commencement” has occurred and are not required to be satisfied from and after Commencement.  Therefore, these conditions do not impact any draw downs under the agreement, once the Company is first able to commence exercising draw downs.

We respectfully submit that the private transaction represented by the $15,000,000 Purchase Agreement was “complete” upon execution of the agreement by the parties on November 2, 2012, and that Lincoln Park is irrevocably bound to purchase the shares subject to any “put” by the Company, and Sections 8(b) and 10(c) are customary conditions for transactions of this type that are entirely outside of the control or discretion of Lincoln Park.  Question 139.15 of the Staff’s Securities Act Sections Compliance and Disclosure Interpretations (“C&DIs”) states: “For the private transaction to be “complete” in a private equity line financing, the investor must be irrevocably bound to purchase all of the securities.  How does this apply to the company’s put?  Answer:  Only the company can have the right to exercise the put and, except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the company exercises the put.  [Nov. 26, 2008].” (emphasis added)

Section 10(c) of the $15,000,000 Purchase Agreement is entirely outside the control of Lincoln Park. The Company is solely in control of its exchange listing, and when and if a listing change occurs is completely independent of and outside the control of Lincoln Park.  Lincoln Park has no control over whether the Company’s common stock is delisted (or whether the Company’s common stock is ever listed on another exchange).

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
January 14, 2013

The impact of Section 10(c) of the $15,000,000 Purchase Agreement is to temporarily suspend drawdowns to accommodate the possibility that the listing of the Company’s common stock may move from one exchange or trading market to another.  Specifically, Section 10(c) is intended to cover a situation where the Company’s common stock is delisted from the NASDAQ Capital Market (i.e., the current “Principal Market” as defined under the $15,000,000 Purchase Agreement) and is not immediately listed on one of the other enumerated national exchanges or the OTCBB.  In that case, drawdowns are temporarily suspended until the Company’s common stock is listed on another exchange or the OTCBB, at which time such other exchange becomes the “Principal Market” for all purposes of the $15,000,000 Purchase Agreement and drawdowns under the $15,000,000 Purchase Agreement may resume.  Since it would not be unusual for a listing transfer to take a few days to be fully implemented, this provision is intended to address the situation where there is a gap period between delisting from one exchange and listing on another exchange or the OTCBB, without the Company losing the benefit of continuing to utilize the $15,000,000 Purchase Agreement in the future. If the Staff were to require termination of the $15,000,000 Purchase Agreement upon the occurrence of even a brief gap between delisting from one exchange and listing on another, the Company’s ability to resume use of the facility following a brief lapse in its listing status would be permanently cut off.  We respectfully submit that such a draconian effect would be extremely unusual for these types of transactions, would be significantly detrimental to the Company and its ability to raise capital in the near term and would fundamentally alter the business deal heretofore agreed by the parties.

We respectfully refer the Staff to Question 139.17 of the Staff’s Securities Act Sections C&DIs, which states:  “If the investor has the ability to make investment decisions under the equity line agreement after the filing of the “resale” registration statement, the investor will not be considered irrevocably bound.  What are some elements or conditions that are viewed as continuing to provide the investor with an investment decision?  Answer:  Examples that we have observed include: . . . agreements that permit the investor to decide when or at what price to purchase the securities underlying the put. . . . [Nov. 26, 2008].” (emphasis added)  We further respectfully refer the Staff to Question 139.19 of the Staff’s Securities Act Sections C&DIs, which states:  “Are conditions to closing such as “bring downs” of customary representations or warranties and customary clauses regarding no material adverse changes affecting the company within the investor’s control that would prevent the private transaction from being “completed” in a private equity line financing?  Answer:  No.  [Nov. 26, 2008].”

Section 10(c) does not afford Lincoln Park the investment decision to determine whether to purchase or reject any shares that have been put to it or to exercise any other investment discretion whatsoever.  Rather, Section 10 operates only to suspend, perhaps only temporarily, the Company’s ability to put shares to Lincoln Park. This suspension is self-executing and requires no action on the part of either party to the agreement. Once the common stock is accepted for listing on another exchange or traded on another market, the Event of Default is no longer continuing and the Company may once again sell shares to Lincoln Park (and Lincoln Park is required to purchase them).

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
January 14, 2013

Further, although we do not believe this to be central to the issue raised by the Staff’s comment, an Event of Default of the type specified in Section 10(c) does not impact the ability to price any shares put by the Company to Lincoln Park because pricing under the $15,000,000 Purchase Agreement is based on reference to present and historical trading prices of the Company’s common stock, and not to future trading prices. Moreover, we have been advised by our counsel as well as counsel to Lincoln Park that in their collective experience with numerous equity line transactions involving a variety of investors over many years (many of which have been the subject of Staff review), a continued listing condition is typical in an equity line purchase agreement, and the failure of such a condition does not necessarily require termination of the purchase agreement.

We believe Section 8(b) and 10(c) are customary conditions (such as “bring downs” or no material adverse change clauses) outside of Lincoln Park’s control and that are beneficial to the Company to accommodate the transfer of the listing of its common stock to another exchange and do not prevent the private placement transaction from being considered “completed.”

Accordingly, we respectfully submit that the private transaction was “completed” at the time the $15,000,000 Purchase Agreement was executed on November 2, 2012 in full compliance with the Staff’s public guidance on equity line transactions contained in the Staff’s Securities Act Sections C&DIs, and the parties should not be required to withdraw the Form S-1 and amend the $15,000,000 Purchase Agreement as requested by the Staff.  Upon review and consideration of the foregoing, we ask that the Staff withdraw comment 1 contained in its January 9, 2013 letter.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
January 14, 2013

2.	Please update your disclosure to include compensation paid during your fiscal year ended December 31, 2012.

Response:

We will update the disclosure as requested to include compensation paid during the fiscal year ended December 31, 2012 and file an amendment reflecting such compensation upon resolution of comment no. 1 discussed above.

We appreciate your time and attention to the foregoing response.  If you have any questions regarding this response, please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ Neil K. Warma.
Neil K. Warma
President and Chief Executive Officer

cc:  Pillsbury Winthrop Shaw Pittman LLP